CEDAR COAL COMPANY
                 CENTRAL APPALACHIAN COAL COMPANY
                SOUTHERN APPALACHIAN COAL COMPANY
              (COLLECTIVELY, THE COAL SUBSIDIARIES)
      ANNUAL REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT
                FILE NO. 70-7414 RELEASE NO. 24429
                                BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 1995
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                      THE COAL SUBSIDIARIES
             STATEMENT OF DECLARATION AND PAYMENT OF
             DIVIDENDS OUT OF PAID-IN CAPITAL SURPLUS
          BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 1995
                         ($ IN THOUSANDS)
Month                      Central      Southern
Dividends    Cedar         Appalachian  Appalachian  Total
Declared     Coal          Coal         Coal         Coal
and Paid     Company       Company      Company      Subsidiaries
January

February

March        $   200                    $   500         $   700

April

May

June

July

August                                  $ 2,000         $ 2,000

September

October      $    50                    $   500         $   550

November

December

Total
Current
Year         $   250       $ -          $ 3,000         $ 3,250

Cumulative
Amount*      $19,656       $5,847       $14,011         $39,514

Note: In 1987, the Securities and Exchange Commission authorized each of these Coal Subsidiaries to declare and pay dividends periodically to its parent out of paid-in capital until the amount of dividends in aggregate equaled $58.4 million, the aggregate paid-in capital of the companies as of April 30, 1987.

*Amount of dividends declared and paid to its parent out of paid-in capital since April 30, 1987.
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